

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

Thomas J. Baltimore, Jr.
Chief Executive Officer and President
RLJ Lodging Trust
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

> **Re:** **RLJ Lodging Trust**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed April 13, 2011**
> **File No. 333-172011**

Dear Mr. Baltimore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Table of Contents, page i

1.   We note your response to comment 6. To the extent the Colliers projections are not expertised, please revise the disclosure to more clearly attribute the projections disclosed to the registrant. Refer to Securities Act Sections Compliance and Disclosure Interpretation 141.02.

Competitive Strengths, page 85

2.   We note your response to comment 2. The third bullet point introduces the subject of the sponsor's track record and describes the 53% IRR to Fund I partners. The track record disclosure should present a balanced discussion of the sponsor's overall track

record. To the extent you retain the reference to Fund I's IRR, please provide balancing disclosure regarding the returns to date of Fund II and Fund III, similar to the performance information provided to partners of Fund II and II on a quarterly basis. If that is not practicable, please advise us why and please briefly describe in this section the material adverse business developments suffered by Fund II.

Management, page 111

3.   We note your analysis regarding Item 401(f) of Regulation S-K. With respect to Mr. Davis, it is not clear why the Item 401(f) disclosure is not required. The relevant bankruptcy occurred within the time period adopted by the Commission in December 2009, and you have not provided information that indicates the bankruptcy fits the materiality exception in the requirement. Please provide the required disclosure, or provide a more detailed analysis as to why the disclosure is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director